                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*



                           priceline.com Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     common stock, par value $.008 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 11, 1999
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 13 pages)

                                  SCHEDULE 13D

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 2 of 13 Pages
------------------------                                -----------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Delta Air Lines, Inc.


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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]


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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

          NUMBER OF                 9,309,701
           SHARES            --------------------------------------------------
        BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
            EACH                    0
         REPORTING           --------------------------------------------------
          PERSON             9      SOLE DISPOSITIVE POWER
           WITH
                                    9,309,701
                             --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                    0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,309,701
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 3 of 13 Pages
------------------------                                -----------------------

ITEM 1            SECURITY AND ISSUER

                  This statement relates to the common stock, par value $0.008 per share, of priceline.com Incorporated, a Delaware corporation. The address of the principal executive offices of priceline.com is Five High Ridge Park, Stamford, Connecticut 06905.

ITEM 2            IDENTITY AND BACKGROUND

                  This statement is being filed by Delta Air Lines, Inc., a Delaware corporation. The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320.

                  Delta provides scheduled air transportation over an extensive route network. Based on calendar 1998 data, Delta is the largest U.S. airline in terms of aircraft departures and passengers enplaned, and the third largest U.S. airline as measured by operating revenues and revenue passenger miles flown. As of July 21, 1999, Delta provided scheduled air service to 142 cities in 41 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and to 42 international cities in 28 countries. In addition to scheduled passenger service, Delta provides air freight, mail and related aviation services.

                  The name, principal occupation and business address of each of the directors and executive officers of Delta are set forth on Schedule A hereto. Each director and executive officer of Delta is a citizen of the United States of America. Neither Delta nor, to the best of its knowledge, any of its directors or officers has during the last five years been (i) convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Delta holds a warrant, evidenced by a Participation Warrant Agreement dated as of August 31, 1998, pursuant to which Delta has the right to purchase 18,619,402 shares of priceline.com's common stock at an exercise price of $0.9254896 per share. The warrant becomes exercisable on December 31, 2005, but may become exercisable earlier, in whole or in part, upon the achievement of performance thresholds relating to sales of Delta airline tickets through priceline.com's internet-based buying service.

                  Delta has been notified that, as of July 11, 1999, based on the achievement of certain performance thresholds, Delta's warrant became exercisable with respect to 9,309,701 shares of priceline.com's common stock. Under Rule 13d-3(d)(1), Delta is deemed to own

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 4 of 13 Pages
------------------------                                -----------------------

beneficially all shares of priceline.com's common stock which Delta has the right to acquire within 60 days. Accordingly, Delta is deemed to be the beneficial owner, for purposes of Rule 13d-3(d)(1), of the 9,309,701 shares of priceline.com's common stock for which Delta's warrant is currently exercisable.

                  Priceline.com offers tickets for sale on Delta pursuant to an Airline Participation Agreement between Delta and priceline.com dated August 31, 1998. Delta acquired its warrant (on terms that were later amended) in connection with its agreement to enter into the Airline Participation Agreement and a related agreement. The terms of the Airline Participation Agreement and the related agreement are described generally in Item 4 below.

                  One of the performance thresholds that Delta must meet in order for its priceline.com warrant to become exercisable prior to December 31, 2005 is that a specified level of sales of Delta tickets through the priceline.com service must satisfy a qualifying gross margin criterion. In July 1999, in connection with an amendment to the terms of the Airline participation Agreement and the related agreement, priceline.com represented that all sales of Delta tickets sold through the priceline.com service to date have met this criterion.

ITEM 4            PURPOSE OF TRANSACTION

                  As discussed under Item 3 above, Delta acquired its warrant in connection with its entering into an Airline Participation Agreement with priceline.com on August 31, 1998. The Airline Participation Agreement nominally has a ten-year term but is subject to termination by Delta after August 31, 2001 upon 180 days' notice to priceline.com. The Airline Participation Agreement does not impose any material obligations on Delta. Delta is not obligated to supply airline tickets to priceline.com and may supply airline tickets to priceline.com's competitors at any time and at any price, without offering any airline tickets to priceline.com. In addition to the Airline Participation Agreement, priceline.com and Delta are parties to a related agreement which provides, among other things, certain incentives designed to encourage Delta to increase its participation in priceline.com's buying service. Under this agreement, Delta is entitled to share in revenue generated from airline ticket sales on Delta if priceline.com's gross margin on those sales exceeds approximately 12% in any calendar quarter. In addition, priceline.com is required to use the highest qualifying fare to fulfill ticket requests allocable to Delta, subject to an agreed minimum ticket sale margin to priceline.com. The agreement also requires priceline.com, subject to various exceptions, to obtain Delta's approval of the addition of new carriers to the priceline.com service and restricts the routes for which tickets may be offered by specified carriers through the priceline.com service. Delta also may require the exclusion of specific markets in order for certain other airlines to participate. Priceline.com also is required to license its buyer-driven commerce system to Delta on a non-exclusive basis and on commercially reasonable terms under specified conditions. In addition, priceline.com's ability to transfer or license its intellectual property to other travel providers is limited in the manner set forth in the agreement.

                  Delta currently anticipates partially exercising its warrant and selling up to approximately 1.8 million shares of priceline.com's common stock as part of a proposed public offering by priceline.com of convertible subordinated notes and common stock. Generally, Delta holds its warrant to purchase priceline.com's common stock for investment purposes. Depending on market conditions and other factors, including evaluation of priceline.com's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions, Delta may from time to time further exercise its warrant (to the extent that the warrant is then

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 5 of 13 Pages
------------------------                                -----------------------

exercisable), hold the shares received upon exercise, acquire additional securities of priceline.com or dispose of all or a portion of its investment in priceline.com.

                  Except as described in this statement, neither Delta nor, to the best of its knowledge, any of the persons named in Schedule A to this statement presently has any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of priceline.com, or the disposition of securities of priceline.com;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving priceline.com or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of priceline.com or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of priceline.com, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of priceline.com;

                  (f) Any other material change in priceline.com's business or corporate structure;

                  (g) Changes in priceline.com's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of priceline.com by any person;

                  (h) Causing a class of securities of priceline.com to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of priceline.com becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

                  Delta is a party to a Registration Rights Agreement, dated as of December 8, 1998, among priceline.com and some of priceline.com's stockholders and warrantholders, pursuant to which the stockholders and warrantholders have the right in certain circumstances to require priceline.com to register their shares of common stock for resale under the Securities Act of 1933. Except in limited circumstances, priceline.com is obligated to pay all expenses in connection with such a registration. A copy of the Registration Rights Agreement has been filed with the Securities and Exchange Commission by priceline.com and is incorporated herein by reference.

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 6 of 13 Pages
------------------------                                -----------------------

                  A copy of the agreement pursuant to which Delta became a party to the Registration Rights Agreement is filed as an exhibit to this statement and is incorporated herein by reference.

                  In connection with the proposed public offering of priceline.com common stock, certain stockholders of priceline.com have assigned Delta their rights to sell shares in the proposed offering. A copy of the assignment is filed as an exhibit to this statement and is incorporated herein by reference.

ITEM 5            INTEREST IN SECURITIES OF PRICELINE.COM

                  (a) Delta is the beneficial owner of 9,309,701 shares of priceline.com's common stock, all of which are issuable to Delta upon the exercise of its warrant. The shares beneficially owned by Delta represent approximately 6.1% of priceline.com's outstanding common stock (calculated as required by Rule 13d-3(d)(1) and assuming that there are 142,320,427 shares of priceline.com common stock outstanding, as reported in priceline.com's Quarterly Report on Form 10-Q for the period ended March 31, 1999).

                  Mary Johnston Evans, a director of Delta, holds 100 shares of priceline.com common stock. To the best of Delta's knowledge, none of the other directors or executive officers of Delta beneficially owns shares of priceline.com's common stock.

                  (b) Delta has sole voting and dispositive power over all of the shares of priceline.com's common stock Delta beneficially owns and, to the best of Delta's knowledge, Mary Johnston Evans has sole voting and dispositive power over all of the shares of priceline.com's common stock she holds.

                  (c) Except as otherwise set forth in this statement, neither Delta nor, to the best of Delta's knowledge, any of Delta's directors or executive officers has effected any transactions in priceline.com's common stock during the past 60 days.

                  (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of priceline.com's common stock beneficially owned by Delta or, to the best of Delta's knowledge, Mary Johnston Evans.

                  (e) Delta has not ceased being the beneficial owner of more than 5% of priceline.com's outstanding common stock.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PRICELINE.COM

                  As described in Item 3 above, Delta holds a warrant to purchase 18,619,402 shares of priceline.com's common stock. The warrant, which has an exercise price of $0.9254896 per share, is currently exercisable with respect to 9,309,701 shares and will become exercisable with respect to the balance of the shares on December 31, 2005, or earlier if certain performance thresholds are achieved. The warrant expires on December 31, 2005 (or June 30, 2006, if the warrant does not become exercisable until December 31, 2005).

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 7 of 13 Pages
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                  As described in Item 4 above, Delta is a party to and an
assignee of certain rights under a Registration Rights Agreement with respect to priceline.com's common stock. A copy of the Registration Rights Agreement has been filed with the Securities and Exchange Commission by priceline.com and is incorporated herein by reference. Copies of the agreements pursuant to which Delta became a party to and an assignee of certain rights under the Registration Rights Agreement are filed as exhibits to this statement and are incorporated herein by reference.

                  In connection with priceline.com's initial public offering of common stock, Delta agreed not to engage in sales, transfers or similar transactions involving priceline.com's common stock without the prior written consent of Morgan Stanley & Co. Incorporated prior to 180 days after March 29, 1999. A copy of this agreement is filed as an exhibit to this statement and is incorporated by reference into this statement.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

Exhibit                          Description
-------                          -----------

1 Participation Warrant Agreement, dated August 31, 1998, between priceline.com and Delta. (1)

2 First Amendment and Waiver to Participation Warrant Agreement, dated December 31, 1998, between priceline.com and Delta.(1)*

3 Amended and Restated Registration Rights Agreement, dated as of December 8, 1998, among priceline.com and certain stockholders and warrantholders of priceline.com. (2)

4 Acknowledgment and Agreement to the Amended and Restated Registration Rights Agreement, dated July 16, 1999, between Delta and priceline.com.

5 Assignment of Certain Registration Rights, dated as of July 16, 1999, by and among Delta and the assignors named therein.

6 Airline Participation Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc. (1) *

7 General Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc. (1) *

8 Amendment to the Airline Participation Agreement and the General Agreement, dated December 31, 1998, between and among priceline.com, Priceline Travel, Inc. and Delta. (1)*

9        Lock-up Agreement, dated February 22, 1999.

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 8 of 13 Pages
------------------------                                -----------------------

-------------------------------

(1) Incorporated by reference to priceline.com's Registration Statement on Form S-1, No. 333-69657, as filed on February 16, 1999.

(2) Incorporated by reference to priceline.com's Registration Statement on Form S-1, No. 333-69657, as filed on December 23, 1998.

* Portions of this exhibit have been omitted pursuant to a confidential treatment request.

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 9 of 13 Pages
------------------------                                -----------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 21, 1999           Delta Air Lines, Inc.


                                By: /s/ Warren C. Jenson
                                   --------------------------------------------
                                   Warren C. Jenson
                                   Executive Vice President and Chief Financial
                                   Officer

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 10 of 13 Pages
------------------------                                -----------------------


                                   SCHEDULE A



                                                                                PRESENT PRINCIPAL OCCUPATION (IF OTHER
NAME AND ADDRESS                                    POSITION WITH DELTA         THAN POSITION WITH DELTA)
Gerald Grinstein                                    Chairman                    Non-Executive Chairman of the Board, Delta
1000 2nd Avenue, Suite 3700                                                     Air Lines, Inc.; Retired Chairman,
Seattle, Washington 98104                                                       Burlington Northern Santa Fe Corporation;
                                                                                Retired Chairman and Chief Executive
                                                                                Officer, Burlington Northern Inc., Fort
                                                                                Worth, Texas; former Chief Executive
                                                                                Officer, Western Air Lines, Inc.

Leo F. Mullin                                       President, Chief
Delta Air Lines, Inc.                               Executive Officer and
Hartsfield Atlanta International Airport            Director
Atlanta, Georgia  30320

Edwin L. Artzt                                      Director                    Chairman of the Board, Spalding Sports
Delta Air Lines, Inc.                                                           Worldwide, Inc.; Retired Chairman of the
Hartsfield Atlanta International Airport                                        Board and Chief Executive Officer, The
Atlanta, Georgia  30320                                                         Procter & Gamble Company, Cincinnati, Ohio


Henry A. Biedenharn, III                            Director                    Retired Chairman of the Board, President
Delta Air Lines, Inc.                                                           and Chief Executive Officer, Ouachita
Hartsfield Atlanta International Airport                                        Coca-Cola Bottling Company, Inc., Monroe,
Atlanta, Georgia  30320                                                         Louisiana


James L. Broadhead                                  Director                    Chairman of the Board and Chief Executive
P.O. Box 14000                                                                  Officer, FPL Group, Inc.; Chairman of the
Juno Beach, Florida  33408                                                      Board and Chief Executive Officer, Florida
                                                                                Power & Light Company, Juno Beach, Florida

Edward H. Budd                                      Director                    Retired Chairman of the Board and Chief
Delta Air Lines, Inc.                                                           Executive Officer, The Travelers
Hartsfield Atlanta International Airport                                        Corporation, Hartford, Connecticut
Atlanta, Georgia  30320

R. Eugene Cartledge
6 Skidaway Village Walk Suite 203-B                 Director                    Former Chairman of the Board, Savannah
Savannah, Georgia 31411-2913                                                    Foods & Industries, Inc., Savannah,
                                                                                Georgia; Retired Chairman of the Board and
                                                                                Chief Executive Officer, Union Camp
                                                                                Corporation, Wayne, New Jersey

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CUSIP NO.   741503106                                   Page 11 of 13 Pages
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

                                                                                PRESENT PRINCIPAL OCCUPATION (IF OTHER
NAME AND ADDRESS                                    POSITION WITH DELTA         THAN POSITION WITH DELTA)
Mary Johnston Evans                                 Director                    Director of various corporations
Delta Air Lines, Inc.
Hartsfield Atlanta International Airport
Atlanta, Georgia  30320


David R. Goode                                      Director                    Chairman, President and Chief Executive
Norfolk Southern Corporation                                                    Officer of Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia  23510-2191

Andrew J. Young                                     Director                    Chairman and Senior Partner, Goodworks
303 Peachtree Street, N.E.                                                      International, Inc., Atlanta, Georgia;
Atlanta, Georgia  30311                                                         Chairman of the Southern Africa Enterprise
                                                                                Development Fund; former Mayor of Atlanta,
                                                                                Georgia; former U.S. Ambassador to the
                                                                                United Nations; former member of the U.S.
                                                                                House of Representatives


Maurice W. Worth                                    Chief Operating Officer
Delta Air Lines, Inc.
Hartsfield Atlanta International Airport
Atlanta, Georgia  30320

Malcolm B. Armstrong                                Executive Vice President
Delta Air Lines, Inc.                               - Operations
Hartsfield Atlanta International Airport
Atlanta, Georgia  30320

Robert L. Colman                                    Executive Vice President
Delta Air Lines, Inc.                               - Human Resources
Hartsfield Atlanta International Airport
Atlanta, Georgia  30320

Vicki B. Escarra                                    Executive Vice President
Delta Air Lines, Inc.                               - Customer Service
Hartsfield Atlanta International Airport
Atlanta, Georgia  30320

Warren C. Jenson                                    Executive Vice President
Delta Air Lines, Inc.                               and Chief Financial
Hartsfield Atlanta International Airport            Officer
Atlanta, Georgia  30320

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CUSIP NO.   741503106                                   Page 12 of 13 Pages
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
                                                                                PRESENT PRINCIPAL OCCUPATION (IF OTHER
NAME AND ADDRESS                                    POSITION WITH DELTA         THAN POSITION WITH DELTA)
Frederick W. Reid                                   Executive Vice President
Delta Air Lines, Inc.                               and Chief Marketing
Hartsfield Atlanta International Airport            Officer
Atlanta, Georgia  30320

------------------------                                -----------------------
CUSIP NO.   741503106                                   Page 13 of 13 Pages
------------------------                                -----------------------

                                 EXHIBIT INDEX
                                 -------------

Exhibit                          Description
-------                          -----------

1 Participation Warrant Agreement, dated August 31, 1998, between priceline.com and Delta. (1)

2 First Amendment and Waiver to Participation Warrant Agreement, dated December 31, 1998, between priceline.com and Delta.(1)*

3 Amended and Restated Registration Rights Agreement, dated as of December 8, 1998, among priceline.com and certain stockholders and warrantholders of priceline.com. (2)

4 Acknowledgment and Agreement to the Amended and Restated Registration Rights Agreement, dated July 16, 1999, between Delta and priceline.com.

5 Assignment of Certain Registration Rights, dated as of July 16, 1999, by and among Delta and the assignors named therein.

6 Airline Participation Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc. (1) *

7 General Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc. (1) *

8 Amendment to the Airline Participation Agreement and the General Agreement, dated December 31, 1998, between and among priceline.com, Priceline Travel, Inc. and Delta. (1)*

9        Lock-up Agreement, dated February 22, 1999.

-------------------------------

(1) Incorporated by reference to priceline.com's Registration Statement on Form S-1, No. 333-69657, as filed on February 16, 1999.

(2) Incorporated by reference to priceline.com's Registration Statement on Form S-1, No. 333-69657, as filed on December 23, 1998.

* Portions of this exhibit have been omitted pursuant to a confidential treatment request.